FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Debt securities- EMTN documentation	3

TELEFÓNICA, S.A. has registered with the Spanish Comision Nacional del Mercado de Valores information regarding a future offering of debt securities with the following characteristics:

Issuer : Telefonica Europe, BV fully guaranteed by Telefonica, S.A.

Amount : Approximately 1.5 billion Euro

Offering Type : EMTN documentation

Tranches : Approximately 10 years

Currency : Euro

Rating : A3 (Stable) Moody's/ A (Stable) S&P / A (Stable) Fitch-IBCA

Listing : London

Use of Proceeds : General Corporate purposes : Extension of average debt maturity

Madrid, February 5, 2003

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is issued pursuant to Rule 135(c) of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 5, 2003	By:	/s/ Santiago Fernandez Valbuena
			Name:	Santiago Fernandez Valbuena
			Title:	Chief Financial Officer